December 7, 2006



Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:      NeoMedia Technologies, Inc.
         Registration Statement on Form S-3
         Filed September 11, 2006
         File No. 333-137227

         Form 10-K for the Fiscal Year Ended December 31, 2005
         Form 10-Q for the Quarter Ended June 30, 2006
         File No. 0-21743


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated October 11, 2006 with respect to the Registration Statement on Form S-3 filed September 11, 2006 by NeoMedia Technologies, Inc.

Form S-3

General

Comment 1:     Please provide us with an analysis as to your  eligibility to use
               Form S-3 for this transaction. In this regard, we note that you do not meet Transaction Requirement of General Instruction I.B.3, as your securities are neither listed and registered on a national securities exchange nor quoted on an automated quotation system of a national securities association. If you are relying on interpretation H.56 or our Telephone Interpretations date July
               1997, please provide us with an explanation of how you calculated the float test of General Instruction I.B.1., and provide us with the specific numbers used in your calculation.

Response:      We  are  relying  on   interpretation   H.56  of  SEC   Telephone
               Interpretations dated July 1997, which allows issuers meeting the float test in General Instruction I.B.1 of Form S-3 to make secondary offerings on Form S-3, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association. The float test rule in General Instruction I.B.3 requires that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer is greater than $75 million as of a date within 60 days prior to the date of filing. We filed our From S-3 on September 11, 2006. For illustration purposes, the calculation below is shown as of July
               31, 2006, which is a date within 60 days prior to filing:


Shares outstanding on July 31, 2006                                            638,380,778

Less affiliate shares outstanding on July 31, 2006:
   William E. Fritz                                      (9,640,766)
   Charles W. Fritz                                     (47,110,944)
   James J. Keil                                         (2,342,619)
   Martin N. Copus                                           (1,500)
   A. Hayes Barclay                                          (5,000)
   Charles T. Jensen                                       (182,186)          (59,283,015)
                                                       --------------      ----------------

Public float on July 31, 2006 (no. of shares)                                  579,097,763

Last sale price on July 31, 2006                                         x          $0.190
                                                                           ----------------

   Public Float on July 31, 2006 (dollars)                                    $110,028,575
                                                                           ================


Comment 2:     Given the nature and size of the  transaction  being  registered, advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

Response:      As calculated  in Response No. 1 above,  the Company was eligible to file a shelf registration statement on Form S-3 to cover the resale of the shares of common stock held by the selling shareholders described in the registration statement. The shares of common stock being registered in the Form S-3 were obtained by the selling shareholders through completed private placement transactions with the Company. The Company believes that shares being registered are appropriately characterized as transactions that are eligible to be made on a shelf basis under Rule 415.

Calculation of Registration Fee Table

Comment 3:     According  to your  disclosure  on page 21,  you are  registering
               1,433,623 shares underlying options assumed by NeoMedia upon the acquisition of Mobot, Sponge, Gavitec, and 12Snap. Please revise your fee table to indicate that these shares are not currently outstanding or update the disclosure on the cover page and in your prospectus.


Response:      The footnotes to the selling shareholders table indicate that for
               Mobot,  Sponge,  Gavitec,  and  12Snap,  there  were a  total  of
               1,433,623  shares  underlying   currently   exercisable   options
               included in the column labeled "Shares  Beneficially Owned Before
               Offering."  These shares are not  included in the column  labeled
               "Shares to Be Sold in the Offering" and are not being registered hereunder. We have revised the footnote language in the amendment to more clearly disclose that the shares underlying currently exercisable options are not being registered hereunder.


Summary, page 1

Comment 4:     As previously requested in comment 1 of our letter dated July 13,
               2006  relating to your prior  registration  statement on Form S-3
               (file no. 333-135175), Please revise your summary to describe the significant terms of the Series C convertible preferred stock, including a concise description of the conversion terms, and the terms of the various warrants. Please also revise to concisely describe the terms of the $5 million convertible debenture, specifically the conversion terms. You should also include disclosure that greater than 80% of the shares being offered in this registration statement are to be sold be a single group of shareholder, Cornell Capital Partner and it affiliates. Finally, revise to state the total purchase price of each of the acquisitions referenced.


Response:      We have revised the disclosure accordingly.


Comment 5:     We note your  response to prior  comment 3 for our letter,  dated
               July 13, 2006,  relating to your prior registration  statement on
               Form S-3 (file no.  333-135175) and disagree with your summary of the staff's  position  therein.  Please note that  informal  oral guidance  provided  by the staff does not set forth the  official views of the  Commission or the five  Commissioners.  Please also note that form  eligibility  addresses  only part of the  concern raised by the staff  position set forth in the Current Issues and
               Rulemaking  Projects Outline  Quarterly  Update,  dated March 31,
               2001:  whether you may rely on Rule 415 for  registration  of the transaction.  You have not  addressed  our  concern as to whether
               Cornell's  ownership  of  securities  that are  convertible  at a market  sensitive  rate calls into question the completion of the
               SEDA  transaction,   when  you  choose  to  register  the  shares
               underlying the SEDA in what we presume will be a resale registration statement. Please note that we require a completed private placement prior to the registration of shares for resale.
               Therefore, as previously requested, please modify your references to the "2005 SEDA" or "100 million" equity line arrangement in the prospectus so that such reference is accompanied by text that prominently informs investors that the arrangement is not a viable source of financing for NeoMedia. See, for example, your discussion on page 26. Please make similar revision to your Form
               10-Q for the quarter ended June 30, 2006.

Response:      We  have  revised  all  discussions  of  the  2005  SEDA  in  the registration statement, as well as in our Form 10-Q for the quarter ended September 30, 2006, to prominently disclose that the arrangement is not a viable source of financing for NeoMedia.


Selling Stockholders, page 19

Comment 6:     We note the  disclosure  in your Form 10-Q for the quarter  ended
               June 30, 2006, that during the six months ended June 30, 2006, Cornell Capital exercised 40 million warrants, generating cash proceeds of $8 million. However, it does not appear that the shares are shown in this table as beneficially owned by Cornell
               Capital. Please revise or advise. We note that your registration statement on Form S-3 (file no. 333-135239), declared effective
               February 28, 2006, registers 50 million shares of common stock underlying warrants held be Cornell Capital. However, we also note your current report on Form 8-K, filed August 30, 2006, states that a warrant to purchase 50 million shares of common stock issued March 15, 2005 was amended to reduce the exercise price to $0.10 per share. Therefore. It is unclear whether the shares of common stock underlying the warrants exercised by Cornell Capital were restricted or registered securities and whether Cornell currently owns the shares exercised or whether they have been resold.

Response:      Cornell  Capital  exercised  warrants  as  follows  during  2006:
               20,000,000 on February 9, 2006 and  20,000,000 on March 29, 2006.
               Both  exercises  were  against the warrant  dated March 30, 2005, which  had an  exercise  price of $0.20 per share at the time the
               warrants  were   exercised.   Total  proceeds  to  NeoMedia  were
               $8,000,000. The shares issued upon exercise of the warrant were subsequently sold by Cornell and were not held by Cornell as of September 11, 2006, the date of the filing of the S-3, and therefore were not reflected in the selling shareholder table.
               The shares were sold by Cornell pursuant to the effective S-3 under which they were previously registered (SEC File No.
               333-135239, declared effective February 8, 2006), in which NeoMedia registered a total of 50,000,000 shares underlying this warrant.

               Subsequent to the exercise of the warrants described above, on August 24, 2006, NeoMedia restated the exercise price of the remaining 10,000,000 shares underlying this warrant from $0.20 to $0.10 in connection with its secured convertible debenture financing. These remaining 10,000,000 warrants have not been exercised and the shares underlying the warrants are being registered hereunder.


Material Transactions with Selling Stockholders, page 23

Comment 7:     Your disclosure  regarding the Securities  Purchase Agreement for
               the  Series  C  Convertible   Preferred  Stock  states  that  net
               consideration   from  this   agreement  was   $14,066,000   cash,
               "marketable  securities"  with a fair  value  of  $579,000  and a
               purchase  value  of  $2,000,000,   and  the   extinguishment   of
               $3,209,000 of preexisting indebtedness. Revise to disclose what types of "marketable securities" were received. Based on the disclosure in your Form 8-K filed February 21, 2006, it appears that these are the assignment of promissory notes and common stock of Pick Ups Plus, Inc. In your revision, please also disclose your relationship with Pick Ups Plus, Inc. Additionally, please explain how you derived the net consideration amount, as your numbers do not seem to add up.

Response:      We have updated the disclosure to clarify these issues.


Comment 8:     Tell us the net proceeds  received in connection with the sale of the Series C Convertible  Preferred  Stock and the amount of fees
               or  other   discounts   provided  to  Cornell  as  part  of  this
               transaction.  Given the consideration  received,  it appears that
               Cornell   Capital   received  a  considerable   discount  on  the
               securities   purchased.   Revise  here  and   elsewhere   in  the
               prospectus, as appropriate, to disclose the discount afforded to Cornell Capital and the impact of such discount on current and future stockholders.

Response:      The fair value of net proceeds  received in  connection  with the
               Series C Convertible Preferred Stock was $17,854,000, consisting of: (i) $14,066,000 cash, (ii) retirement of a promissory note payable dated March 30, 2005 from NeoMedia to Cornell with a principal value of $2,790,000 plus accrued interest of $419,000, for a total fair value of $3,209,000, and (iii) marketable securities, consisting of 20,000,000 shares of common stock of Pickups Plus Inc. with a fair value of $200,000 and various promissory notes payable from Pickups Plus Inc. to the holder with a face value of $1,365,000 and a calculated fair value of $379,000. Cornell's discount is therefore $4,146,000, consisting of $2,725,000 cash fees paid to Cornell and $1,421,000 difference between the face value and calculated fair value of the Pickups
               Plus, Inc. securities received.

               In connection with the Series C Convertible Preferred Stock, NeoMedia also issued warrants to Cornell Capital as follows: (i) a warrant to purchase 20,000,000 shares of common stock at a price of $0.50 per share, (ii) a warrant to purchase 25,000,000 shares of common stock at a price of $0.40 per share, and (iii) a warrant to purchase 30,000,000 shares of common stock at a price of $0.35 per share. These warrants were subsequently repriced to $0.10, $0.15, and $0.10 per share, respectively, on August 24, 2006 in connection with the secured convertible debenture financing with Cornell Capital.

               We have revised the disclosures in the prospectus to quantify the discount afforded to Cornell Capital, as well as explain the impact of such discount on current and future stockholders.

Comment 9:     Please  clarify  whether the  75,000,000  shares of common  stock underlying  the "A"  warrants,  "B"  warrants,  and "C"  warrants issued in  connection  with the  Series C  convertible  preferred
               stock   purchase   agreement   are  being   registered   on  this
               registration statement.


Response:      The  75,000,000   shares  of  common  stock  underlying  the  "A"
               warrants, "B" warrants, and "C" warrants issued in connection with the Series C convertible preferred stock purchase agreement are being registered on this registration statement. We have revised the disclosure to more clearly reflect this fact.


Comment 10:    It  appears  that  the  warrants  held by  Cornell  Capital  have
               cashless   exercise   features.   If  true,  please  revise  your
               disclosure to prominently disclose this feature and to indicate in all applicable sections of the prospectus that such feature could result in certain circumstances in no further cash payments being made to the NeoMedia in connection with these securities.


Response:      The warrants held by Cornell Capital do have a cashless  exercise
               feature.   We  have  revised  the  disclosure  in  the  "Material
               Transactions with Selling Shareholders" section and elsewhere where the warrants are discussed to reflect this fact.

Former Shareholders of 12Snap AG, page 28

Comment 11:    Revise  your  disclosure  to discuss the  obligations  to certain silent partnerships terminated as of February 28, 2006 referenced on page 5, which arose from your acquisition of this entity.


Response:      We have revised the disclosure accordingly.


Information We Incorporate By Reference, page 39

Comment 12:    Please also  ensure  that all  current  reports on Form 8-K filed since the beginning of your current fiscal year have been specifically incorporated by reference. It appears that several current reports were filed on the same day, but the multiple reports are not specifically referenced. Please also note that you should incorporate by reference both current reports and amended reports separately, as both reports were filed pursuant to Section 13(a) or 15(d) of the Exchange Act.


Response:      We have  updated  the  disclosure  to  appropriately  reflect all current reports on Form 8-K.


Form 10-Q for the Quarter Ended June 30, 2006

Management's Discussion and Analysis of the Financial Condition and Results of Operations for the Three Months Ended June 30, 2006..., page 49

Comment 13:    There are many instances  where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosure of changes in net sales, technology, service, product and licenses sales , cost of technology service, product and licenses, gross profit, sales and marketing, general and administrative, and research and development between periods does not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Your disclosure should also address changes in the results of operations of your organic operations separately from changes caused by acquisitions in the first quarter of 2006. Please revise. This comment also applies to your disclosure regarding results of operations for the six months ended June 30, 2005 and 2006.

Response:      We have revised the  disclosure in our 10-Q for the quarter ended
               September 30, 2006, as filed on November 9, 2006.


Comment 14:    We also  note  your  disclosure  such  as you  "could  realize  a material  increase  in  revenue  over the next 12 months" in your various segments due to acquisitions and/or other factors. Revise to provide the  specific  basis for such  statements.  You should indicate the factors that will impact such increases in net sales
               and  other  material  information   necessary  for  investors  to
               evaluate such statements.


Response:      We have revised the  disclosure in our 10-Q for the quarter ended
               September 30, 2006, as filed on November 9, 2006.


Liquidity and Capital Resources, page 53

Comment 15:    We note the going concern opinion  expressed by your  independent auditors. Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. In this regard, we note that most of your outstanding warrants have an exercise price greater than your current closing bid price and it is, therefore, unlikely you will be able to force the exercise of such warrants. Moreover, please note from comment 5 above our position that your $100 million equity line arrangement is not viable source of financing at this time.
               Please revise the discussion of the SEDA accordingly. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.


Response:      We have revised the  disclosure in our 10-Q for the quarter ended
               September 30, 2006, as filed on November 9, 2006


Comment 16:    Also, expand your disclosure to discuss in quantitative terms how your plans to "implement an aggressive growth campaign focusing on expansion through... acquisition and globalization" compare to your operations in the most recent financial statement period. To the extent you do not have sufficient capital to fund your planned operations and expansions for the twelve-month period, disclose the minimum amount of additional capital that must be obtained to fund any portion of twelve months of operations from the effective date.

Response:      We have revised the  disclosure in our 10-Q for the quarter ended
               September 30, 2006, as filed on November 9, 2006


Comment 17:    Specifically  address  the  potential  cash  payments  due to the former stockholder of your recently acquired business. Tell us the status of your negotiations with such former stockholders and how you intend to raise sufficient capital to pay any cash consideration due to those investors.


Response:      We have revised the  disclosure in our 10-Q for the quarter ended
               September 30, 2006, as filed on November 9, 2006, to address the potential cash payments. Additionally, on November 14, 2006 and December 6, 2006, NeoMedia completed transactions to divest of the majority of its interests in Sponge Limited and Mobot, Inc., respectively. These transactions each call for, among other things, the termination of the purchase price guarantee. As a result, NeoMedia is no longer required to fulfill this obligation as it relates to Sponge and Mobot. These transactions are described in detail in the S-3 registration statement.

               With respect to the former shareholders of Gavitec AG, NeoMedia has proposed to pay the purchase price guarantee in restricted shares of NeoMedia common stock, to be valued at a discount to market price at the time of issuance. The Gavitec shareholders' representative has issued a counterproposal pursuant to which the new shares would carry a guarantee of their value, similar to the original purchase price obligation, such that any decrease in value from the time of their issuance through the time they are able to be sold would be guaranteed by NeoMedia. We will continue to attempt to negotiate a settlement that is acceptable to both parties.

               With respect to the former shareholders of 12Snap AG, NeoMedia has proposed to pay the purchase price guarantee in restricted shares of NeoMedia common stock, to be valued at a discount to market price at the time of issuance. We are continuing to attempt to negotiate a settlement for payment in restricted stock that is acceptable to both parties.



Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director